

Bob Ohly · 3rd

Vice President, CFO at JPK Corporation dba Caffe Ladro

Seattle, Washington, United States · 102 connections ·

Contact info

JPK Corporation

University of Minnes
Carlson School of...

Experience

Vice President, CFO

JPK Corporation
Oct 1995 – Present · 25 yrs 4 mos
Greater Seattle Area

Education

University of Minnesota - Carlson School of Management

Skills & endorsements

Sales · 3

Daniel Teurn and 2 connections have given endorsements for this skill

Leadership · 3

Daniel Teurn and 2 connections have given endorsements for this skill

Financial Reporting · 3

Daniel Teurn and 2 connections have given endorsements for this skill

Show more ⌄

Interests



University of Minnesota - Carlson Schoo
57,488 followers



Caffe Ladro - Ladro Roasting
248 followers